Exhibit 99.1

KE Holdings Inc. Announces Second Quarter 2021 Unaudited Financial Results

BEIJING, China, August 11, 2021 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Business Highlights for the Second Quarter of 2021

•	Gross transaction value (GTV)[1] was RMB1,220.8 billion (US$189.1 billion), an increase of 22.2% year-over-year. GTV of existing home transactions was RMB652.0 billion (US$101.0 billion), an increase of 11.7% year-over-year. GTV of new home transactions was RMB498.3 billion (US$77.2 billion), an increase of 32.3% year-over-year. GTV of emerging and other services was RMB70.6 billion (US$10.9 billion), an increase of 80.5% year-over-year.

•	Net revenues were RMB24.2 billion (US$3.7 billion), an increase of 20.0% year-over-year.

•	Net income was RMB1,116 million (US$173 million). Adjusted net income[2] was RMB1,638 million (US$254 million).

•	Number of stores was 52,868 as of June 30, 2021, a 25.1% increase from one year ago.

•	Number of agents was 548,600 as of June 30, 2021, a 20.3% increase from one year ago.

•	Mobile monthly active users (MAU)[3] averaged 52.1 million, an increase of 33.5% year-over-year.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (iv) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“We are pleased with our strong performance in the second quarter, backed by our commitment to contribute to a better industry and a better society,” said Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike. “Guided by our dedication to protect our customers’ rights and interests while fulfilling their expectations for joyful living, Beike delivered solid results while adhering to the national policy that ‘housing is for living in, not for speculation’, as evidenced by the total GTV of RMB2.29 trillion in the first half of 2021, up 72.3% year-over-year.”

“During the second quarter, we continued to upgrade our Agent Specialization Strategy and expand our professional contract service centers to 287 locations to enhance efficiency and collaborations, resulting in GTV of existing home transaction services of RMB652.0 billion, representing 11.7% growth year-over-year. GTV of new home transaction services rose by 32.3% year-over-year, reaching RMB498.3 billion, and 42.8% of the GTV growth derived from connected stores and other sales channels as we further enriched our new home related online content and made steady progress with our ‘New Home Business Conduct Improvement Plan’. At the same time, we sustained our rapid growth momentum in emerging services during the second quarter. We announced our proposed acquisition of Shengdu to accelerate our home renovation business development, and launched Home SaaS system 1.0 to further enhance the end-to-end standardization and digitalization of our home renovation services.”

“Looking ahead, we plan to leverage our quality, talent and technological resources to stimulate inspirations and explore growth and development opportunities, which has been key to our success during each of the past market corrections. In the future, housing is expected to be an increasingly important field of people’s livelihood, as we believe there will always be the consumers’ long-term demand for better living. Given the relative inefficiencies that persist in the housing industry, with low user satisfaction, and problems such as lack of standardization, digitalization, and internet penetration, we still see tremendous opportunities for value creation and increasing need for our innovative solutions. We will always look inward for source of strength and outward for value creation opportunities, with both perseverance and optimism for a bright future. With this in mind, we will continue to grow our business operations with a focus on long-term ‘better living’ by promoting our one-stop quality home services for the 300 million households in China,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, further commented, “Driven by the strong growth in GTV of both existing home and new home transaction services, we achieved a 20.0% year-over-year increase in net revenues to RMB24.2 billion in the second quarter, beating both the high end of our guidance and the street consensus. During the second quarter, a slew of city-specific policies and severe market-cooling measures were rolled out in China. Those measures help promote a stable and healthy development of real estate market in the long run, but may bring about short-term market uncertainties. Despite this challenge, we firmly uphold those policies and measures, and support government to crack down on housing speculation in certain overheated cities to stabilize the market. We believe that the longing for joyful living and better housing creates firm demand from the consumers. Looking into the second half of this year, we will continue to invest in the Company’s infrastructure and emerging services. And we strongly believe in what Lao Zuo mentioned in our prospectus - Marching through noises and market volatility, we believe it is our fundamental value, rather than external circumstances, that is the key to the continuing success of Beike. Compared to our near-term financial performance, we devote more efforts in developing and investing in our long-term capabilities, even though it might take time to achieve financial returns on these investments. In fact, the longer it takes and the more difficult it is, the more excited we become.”

Second Quarter 2021 Financial Results

Net Revenues

Net revenues increased by 20.0% to RMB24.2 billion (US$3.7 billion) in the second quarter of 2021 from RMB20.1 billion in the same period of 2020. The increase was driven by the total GTV growth of 22.2% to RMB1,220.8 billion (US$189.1 billion) in the second quarter of 2021 from RMB999.2 billion in the same period of 2020. For the first half of 2021, net revenues increased by 64.6% to RMB44.9 billion (US$7.0 billion) from RMB27.3 billion in the first half of 2020. The increase was driven by the total GTV growth of 72.3% to RMB2,290.4 billion (US$354.7 billion) in the first half of 2021 from RMB1,329.1 billion in the first half of 2020.

•	Net revenues from existing home transaction services increased by 4.9% to RMB9.6 billion (US$1.5 billion) in the second quarter of 2021 from RMB9.2 billion in the same period of 2020, primarily attributable to a 11.7% increase in GTV of existing home transactions to RMB652.0 billion (US$101.0 billion) in the second quarter of 2021 from RMB583.5 billion in the same period of 2020. For the first half of 2021, net revenues from existing home transaction services increased by 57.9% to RMB19.8 billion (US$3.1 billion) from RMB12.6 billion in the first half of 2020, driven by a 70.1% increase in GTV of existing home transactions to RMB1,325.4 billion (US$205.3 billion) in the first half of 2021 from RMB779.2 billion in the first half of 2020.

Among that, (i) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 29.1% to RMB1.1 billion (US$0.2 billion) in the second quarter of 2021 from RMB0.9 billion in the same period of 2020, primarily due to the increased GTV of existing home transactions served by connected agents on the Company’s platform by 25.6% to RMB342.5 billion (US$53.0 billion) in the second quarter of 2021 from RMB272.7 billion in the same period of 2020, and a moderate increase in existing home transaction commission rate charged by connected stores;

(ii) commission revenue increased by 2.4% to RMB8.5 billion (US$1.3 billion) in the second quarter of 2021 from RMB8.3 billion in the same period of 2020, driven by a moderate increase in existing home transaction services commission rate charged by Lianjia stores, while GTV of existing home transactions served by Lianjia stores was RMB309.5 billion (US$47.9 billion) in the second quarter of 2021, compared to RMB310.9 billion in the same period of 2020 as a meaningful portion of transactions were concentrated in the second quarter of 2020 under the impact of COVID-19 outbreak.

•	Net revenues from new home transaction services increased by 31.9% to RMB13.9 billion (US$2.2 billion) in the second quarter of 2021 from RMB10.5 billion in the same period of 2020, primarily attributable to an increase of 32.3% in GTV of new home transactions to RMB498.3 billion (US$77.2 billion) in the second quarter of 2021 from RMB376.6 billion in the same period of 2020. The GTV of new home transaction services completed on Beike platform through connected agents and other sales channels increased by 42.8% to RMB414.5 billion (US$64.2 billion) from RMB290.3 billion in the same period of 2020, while the GTV of new home transactions served by Lianjia brand was RMB83.8 billion (US$13.0 billion) in the second quarter of 2021, compared to RMB86.3 billion in the same period of 2020. For the first half of 2021, net revenues from new home transaction services increased by 70.4% to RMB23.8 billion (US$3.7 billion) from RMB14.0 billion in the first half of 2020, driven by the increased GTV of new home transactions by 70.7% to RMB841.7 billion (US$130.4 billion) in the first half of 2021 from RMB493.1 billion in the first half of 2020.

•	Net revenues from emerging and other services increased by 50.6% to RMB0.7 billion (US$0.1 billion) in the second quarter of 2021 from RMB0.4 billion in the same period of 2020. The increase was primarily attributable to the increase of penetration level in the Company’s financial services around the housing transaction services, and an increased number of home renovation units completed through the Company’s platform. For the first half of 2021, net revenues from emerging and other services increased by 68.9% to RMB1.2 billion (US$0.2 billion) from RMB0.7 billion in the same period of 2020.

Cost of Revenues

Total cost of revenues increased by 38.6% to RMB18.8 billion (US$2.9 billion) in the second quarter of 2021 from RMB13.6 billion in the same period of 2020.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 51.4% to RMB9.4 billion (US$1.5 billion) in the second quarter of 2021 from RMB6.2 billion in the same period of 2020. The increase was primarily due to the incremental increase in the number of new home transactions completed through connected agents and other sales channels.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation increased by 19.9% to RMB7.6 billion (US$1.2 billion) in the second quarter of 2021 from RMB6.4 billion in the same period of 2020. The increase was primarily due to the increase in the number of new home transactions completed through dedicated agents with the expertise on new home transaction services, and the increase of fixed personnel costs in line with the increase in the number of Lianjia agents.

•	Cost related to stores. The Company’s cost related to stores increased by 31.2% to RMB0.9 billion (US$0.1 billion) in the second quarter of 2021 compared to RMB0.7 billion in the same period of 2020, mainly due to an increase in the number of stores for Lianjia brand, and the incremental rise in rental fees of contract service centers opened in 2021.

•	Other costs. The Company’s other costs increased by 193.6% to RMB0.8 billion (US$0.1 billion) in the second quarter of 2021 compared to RMB0.3 billion in the same period of 2020, mainly due to an increase in share-based compensation expenses, and an increase in training costs along with the increase of offline training activities compared to the same period of 2020 under the impact of COVID-19 outbreak.

Gross Profit

Gross profit was RMB5.3 billion (US$0.8 billion) in the second quarter of 2021, compared to RMB6.6 billion in the same period of 2020. Gross margin was 22.1% in the second quarter of 2021, compared to 32.5% in the same period of 2020. The decrease in gross margin was mainly because: 1) market in the second quarter of 2021 had more ordinary performance compared to the same period of 2020, as a significant portion of transactions, especially existing home transactions, shifted from the first quarter to the second quarter of 2020 due to the COVID-19 pandemic, resulting in a high base of gross margin; 2) in the second quarter of 2021, existing home sales market was affected by a series of market-cooling measures that led to a relatively lower contribution from existing home transactions revenues to total net revenues, resulting in a lower total contribution margin compared to the same period of 2020; and 3) the proportion of new home transactions completed by connected agents and other sales channels increased in the second quarter of 2021 compared to the same period of 2020, resulting in a lower new home contribution margin in the second quarter of 2021. For the first half of 2021, gross profit increased by 43.9% to RMB10.1 billion (US$1.6 billion) from RMB7.1 billion in the first half of 2020.

Income (Loss) from Operations

Total operating expenses were RMB4.2 billion (US$0.7 billion) in the second quarter of 2021, compared to RMB3.3 billion in the same period of 2020.

•	General and administrative expenses were RMB2,202 million (US$341 million) in the second quarter of 2021, compared to RMB1,951 million in the same period of 2020, mainly due to an increase in share-based compensation expenses.

•	Sales and marketing expenses were RMB1,241 million (US$192 million) in the second quarter of 2021, compared to RMB788 million in the same period of 2020, mainly due to the increase of the online and offline advertisement and branding campaigns as well as the increase of headcount in business development personnel.

•	Research and development expenses were RMB775 million (US$120 million) in the second quarter of 2021, compared to RMB524 million in the same period of 2020, mainly due to the increase of headcount in experienced research and development personnel and increased share-based compensation expenses.

Income from operations was RMB1,116 million (US$173 million) in the second quarter of 2021, compared to RMB3,287 million in the same period of 2020. Operating margin was 4.6% in the second quarter of 2021, compared to 16.3% in the same period of 2020, primarily due to a relatively higher gross profit margin in the second quarter of 2020, and less operating expenses incurred in the second quarter of 2020 due to travel and offline events restrictions. For the first half of 2021, income from operations increased by 28.6% to RMB2,129 million (US$330 million) from RMB1,656 million in the first half of 2020.

Adjusted income from operations4 was RMB1,669 million (US$258 million) in the second quarter of 2021, compared to RMB3,443 million in the same period of 2020. Adjusted operating margin5 was 6.9% in the second quarter of 2021, compared to 17.1% in the same period of 2020. Adjusted EBITDA6 was RMB2,555 million (US$396 million) in the second quarter of 2021, compared to RMB3,792 million in the same period of 2020. For the first half of 2021, adjusted income from operations increased by 64.6% to RMB3,233 million (US$501 million) from RMB1,965 million in the first half of 2020.

Net Income (Loss)

Net income was RMB1,116 million (US$173 million) in the second quarter of 2021, compared to RMB2,839 million in the same period of 2020. For the first half of 2021, net income increased by 35.3% to RMB2,174 million (US$337 million) from RMB1,607 million in the same period of 2020.

Adjusted net income was RMB1,638 million (US$254 million) in the second quarter of 2021, compared to RMB2,951 million in the same period of 2020. For the first half of 2021, adjusted net income increased by 68.8% to RMB3,140 million (US$486 million) from RMB1,861 million in the same period of 2020.

4 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

5 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

6 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, and (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders increased by 5.6% to RMB1,112 million (US$172 million) in the second quarter of 2021 from RMB1,053 million in the same period of 2020. For the first half of 2021, net income attributable to KE Holdings Inc.’s ordinary shareholders increased by 2,106.0% to RMB2,170 million (US$336 million) from RMB98 million in the first half of 2020.

Adjusted net income attributable to KE Holdings Inc.7 was RMB1,635 million (US$253 million) in the second quarter of 2021, compared to RMB2,948 million in the same period of 2020. For the first half of 2021, adjusted net income attributable to KE Holdings Inc. increased by 68.7% to RMB3,136 million (US$486 million) from RMB1,860 million in the first half of 2020.

Net Income (Loss) per ADS

Diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders8 was RMB0.93 (US$0.14) in the second quarter of 2021, compared to RMB2.12 in the same period of 2020.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1.37 (US$0.21) in the second quarter of 2021, compared to RMB2.23 in the same period of 2020.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of June 30, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB59.2 billion (US$9.2 billion).

7 Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted income (loss) attributable to KE Holdings Inc.’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) tax effects of the above non-GAAP adjustments, and (v) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

8 ADS is American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

9 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Business Outlook

For the third quarter of 2021, the Company expects total net revenues to be between RMB14.5 billion (US$2.2 billion) and RMB15.5 billion (US$2.4 billion), representing a decrease of approximately 24.6% to 29.4% from the same quarter of 2020. This forecast considers the potential impact of the recent real estate related policies and measures, and the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Wednesday, August 11, 2021 (9:00 AM Beijing/Hong Kong Time on Thursday, August 12, 2021) to discuss the financial results. Details for the conference call are as follows:

Event Title: Beike’s Second Quarter 2021 Earnings Conference Call

Conference ID: 1752298

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event pass code, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/1752298

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through August 19, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
Mainland, China:	400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	1752298

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (iv) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) tax effects of the above non-GAAP adjustments, and (v) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, and (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	40,969,979	30,544,499	4,730,740
Restricted cash	8,567,496	10,821,984	1,676,112
Short-term investments	15,688,321	17,881,501	2,769,492
Short-term financing receivables, net of allowance for credit losses of RMB113,905 and RMB237,284 as of December 31,2020 and June 30,2021, respectively	3,931,641	4,357,891	674,951
Accounts receivable, net of allowance for credit losses of RMB1,122,218 and RMB1,268,794 as of December 31,2020 and June 30,2021, respectively	13,183,559	13,832,098	2,142,319
Amounts due from and prepayments to related parties	484,349	532,524	82,477
Loan receivables from related parties	36,378	34,775	5,386
Prepayments, receivables and other assets	4,677,378	4,321,616	669,333
Total current assets	87,539,101	82,326,888	12,750,810
Non-current assets
Property and equipment, net	1,472,460	1,909,573	295,755
Right-of-use assets	6,821,100	7,760,126	1,201,890
Long-term financing receivables, net of allowance for credit losses of RMB13,414 and RMB 7,058 as of December 31,2020 and June 30,2021, respectively	218,018	134,234	20,790
Long-term investments, net	3,140,315	10,534,929	1,631,653
Intangible assets, net	1,642,651	1,397,151	216,391
Goodwill	2,467,497	2,504,843	387,951
Other non-current assets	994,394	988,188	153,051
Total non-current assets	16,756,435	25,229,044	3,907,481
TOTAL ASSETS	104,295,536	107,555,932	16,658,291

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,594,846	6,052,121	937,354
Amounts due to related parties	254,255	415,141	64,297
Employee compensation and welfare payable	11,231,800	9,878,847	1,530,039
Customer deposits payable	6,743,256	9,363,182	1,450,172
Income taxes payable	986,465	436,538	67,611
Lease liabilities current portion	2,625,979	2,900,471	449,226
Short-term funding debt	1,512,510	577,700	89,474
Contract liabilities	734,157	840,912	130,241
Accrued expenses and other current liabilities	2,950,078	3,058,061	473,634
Total current liabilities	33,633,346	33,522,973	5,192,048
Non-current liabilities
Deferred tax liabilities	17,289	17,289	2,678
Lease liabilities non-current portion	3,833,914	4,553,756	705,287
Long-term funding debt	15,000	7,500	1,162
Other non-current liabilities	3,471	2,682	414
Total non-current liabilities	3,869,674	4,581,227	709,541
TOTAL LIABILITIES	37,503,020	38,104,200	5,901,589

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,666,966,855 and 2,687,391,656 Class A ordinary shares issued and outstanding as of December 31, 2020 and June 30, 2021; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2020 and June 30, 2021)	482	488	76
Additional paid-in capital	77,433,882	78,302,735	12,127,549
Statutory reserves	392,834	394,173	61,050
Accumulated other comprehensive loss	(1,834,087)	(2,234,458)	(346,073)
Accumulated deficit	(9,227,664)	(7,065,309)	(1,094,279)
Total KE Holdings Inc. shareholders' equity	66,765,447	69,397,629	10,748,323
Non-controlling interests	27,069	54,103	8,379
TOTAL SHAREHOLDERS' EQUITY	66,792,516	69,451,732	10,756,702
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,295,536	107,555,932	16,658,291

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	9,179,869	9,628,335	1,491,239	12,555,201	19,824,630	3,070,444
New home transaction services	10,523,977	13,885,811	2,150,638	13,976,712	23,814,158	3,688,343
Emerging and other services	437,813	659,383	102,125	729,505	1,231,790	190,780
Total net revenues	20,141,659	24,173,529	3,744,002	27,261,418	44,870,578	6,949,567
Cost of revenues
Commission-split	(6,237,815)	(9,446,401)	(1,463,061)	(8,378,251)	(16,338,521)	(2,530,515)
Commission and compensation-internal	(6,355,403)	(7,618,392)	(1,179,939)	(9,910,020)	(14,955,363)	(2,316,291)
Cost related to stores	(709,958)	(931,324)	(144,244)	(1,427,620)	(1,777,638)	(275,321)
Others	(287,608)	(844,447)	(130,788)	(493,120)	(1,649,534)	(255,480)
Total cost of revenues(1)	(13,590,784)	(18,840,564)	(2,918,032)	(20,209,011)	(34,721,056)	(5,377,607)
Gross profit	6,550,875	5,332,965	825,970	7,052,407	10,149,522	1,571,960
Operating expenses
Sales and marketing expenses(1)	(788,335)	(1,240,608)	(192,146)	(1,365,430)	(2,297,778)	(355,880)
General and administrative expenses(1)	(1,951,496)	(2,201,634)	(340,990)	(3,056,525)	(4,309,749)	(667,495)
Research and development expenses(1)	(523,670)	(774,958)	(120,025)	(974,431)	(1,412,964)	(218,840)
Total operating expenses	(3,263,501)	(4,217,200)	(653,161)	(5,396,386)	(8,020,491)	(1,242,215)
Income from operations	3,287,374	1,115,765	172,809	1,656,021	2,129,031	329,745
Interest income, net	58,486	68,906	10,672	136,695	150,764	23,350
Share of results of equity investees	764	14,387	2,228	(2,326)	34,107	5,283
Fair value changes in investments, net	83,886	371,937	57,606	(20,309)	346,163	53,614
Foreign currency exchange gain/(loss)	1,921	(3,870)	(599)	7,412	7,588	1,175
Other income, net	188,097	317,315	49,146	462,787	699,229	108,297
Income before income tax expense	3,620,528	1,884,440	291,862	2,240,280	3,366,882	521,464
Income tax expense	(781,715)	(768,838)	(119,078)	(632,854)	(1,192,509)	(184,696)
Net income	2,838,813	1,115,602	172,784	1,607,426	2,174,373	336,768
Net (income)/loss attributable to non-controlling interests shareholders	(2,245)	(3,715)	(575)	492	(3,900)	(604)
Net income attributable to KE Holdings Inc.	2,836,568	1,111,887	172,209	1,607,918	2,170,473	336,164
Accretion on convertible redeemable preferred shares to redemption value	(715,782)	-	-	(1,409,085)	-	-
Income allocated to participating preferred shareholders	(1,067,884)	-	-	(100,443)	-	-
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,052,902	1,111,887	172,209	98,390	2,170,473	336,164

Net income	2,838,813	1,115,602	172,784	1,607,426	2,174,373	336,768
Currency translation adjustments	(20,629)	(607,235)	(94,049)	150,383	(397,662)	(61,590)
Unrealized gains (losses) on available-for-sale investments, net of reclassification	-	(2,709)	(420)	-	(2,709)	(420)
Total comprehensive income	2,818,184	505,658	78,315	1,757,809	1,774,002	274,758
Comprehensive (income)/loss attributable to non-controlling interests shareholders	(2,245)	(3,715)	(575)	492	(3,900)	(604)
Comprehensive income attributable to KE Holding Inc.	2,815,939	501,943	77,740	1,758,301	1,770,102	274,154
Accretion on convertible redeemable preferred shares to redemption value	(715,782)	-	-	(1,409,085)	-	-
Income allocated to participating preferred shareholders	(1,067,884)	-	-	(100,443)	-	-
Comprehensive income attributable to KE Holding Inc.’s ordinary shareholders	1,032,273	501,943	77,740	248,773	1,770,102	274,154

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	1,489,569,980	3,522,427,632	3,522,427,632	1,479,868,335	3,521,948,998	3,521,948,998
—Diluted	1,492,757,856	3,586,824,279	3,586,824,279	1,492,619,841	3,590,416,704	3,590,416,704

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	496,523,327	1,174,142,544	1,174,142,544	493,289,445	1,173,982,999	1,173,982,999
—Diluted	497,585,952	1,195,608,093	1,195,608,093	497,539,947	1,196,805,568	1,196,805,568

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.71	0.32	0.05	0.07	0.62	0.10
—Diluted	0.71	0.31	0.05	0.07	0.60	0.09

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	2.12	0.95	0.15	0.20	1.85	0.29
—Diluted	2.12	0.93	0.14	0.20	1.81	0.28

(1)Includes share-based compensation expenses as follows:
Cost of revenues	-	124,880	19,342	-	234,272	36,284
Sales and marketing expenses	-	35,793	5,544	-	70,130	10,862
General and administrative expenses	-	153,914	23,838	-	338,977	52,501
Research and development expenses	-	121,650	18,841	-	225,473	34,921

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	3,287,374	1,115,765	172,809	1,656,021	2,129,031	329,745
Share-based compensation expenses	-	436,237	67,565	-	868,852	134,568
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,554	116,885	18,103	308,601	235,119	36,415
Adjusted income from operations	3,442,928	1,668,887	258,477	1,964,622	3,233,002	500,728

Net income	2,838,813	1,115,602	172,784	1,607,426	2,174,373	336,768
Share-based compensation expenses	-	436,237	67,565	-	868,852	134,568
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,554	116,885	18,103	308,601	235,119	36,415
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(41,808)	(30,496)	(4,723)	(54,531)	(138,660)	(21,476)
Tax effects on non-GAAP adjustments	(1,510)	237	37	(815)	613	95
Adjusted net income	2,951,049	1,638,465	253,766	1,860,681	3,140,297	486,370

Net income	2,838,813	1,115,602	172,784	1,607,426	2,174,373	336,768
Income tax expense	781,715	768,838	119,078	632,854	1,192,509	184,696
Share-based compensation expenses	-	436,237	67,565	-	868,852	134,568
Amortization of intangible assets	162,587	123,693	19,158	320,068	247,739	38,370
Depreciation of property and equipment	109,597	210,122	32,544	223,961	375,621	58,176
Interest income, net	(58,486)	(68,906)	(10,672)	(136,695)	(150,764)	(23,350)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(41,808)	(30,496)	(4,723)	(54,531)	(138,660)	(21,476)
Adjusted EBITDA	3,792,418	2,555,090	395,734	2,593,083	4,569,670	707,752

Net income attributable to KE Holdings Inc.	2,836,568	1,111,887	172,209	1,607,918	2,170,473	336,164
Share-based compensation expenses	-	436,237	67,565	-	868,852	134,568
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,554	116,885	18,103	308,601	235,119	36,415
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(41,808)	(30,496)	(4,723)	(54,531)	(138,660)	(21,476)
Tax effects on non-GAAP adjustments	(1,510)	237	37	(815)	613	95
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(619)	(7)	(1)	(1,503)	(14)	(2)
Adjusted Net income attributable to KE Holdings Inc.	2,948,185	1,634,743	253,190	1,859,670	3,136,383	485,764
Accretion on convertible redeemable preferred shares to redemption value	(715,782)	-	-	(1,409,085)	-	-
Adjusted net income allocated to participating preferred shares	(1,124,087)	-	-	(227,621)	-	-
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,108,316	1,634,743	253,190	222,964	3,136,383	485,764

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	496,523,327	1,174,142,544	1,174,142,544	493,289,445	1,173,982,999	1,173,982,999
—Diluted	497,585,952	1,195,608,093	1,195,608,093	497,539,947	1,196,805,568	1,196,805,568

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	496,523,327	1,174,142,544	1,174,142,544	493,289,445	1,173,982,999	1,173,982,999
—Diluted	497,585,952	1,195,608,093	1,195,608,093	497,539,947	1,196,805,568	1,196,805,568

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	2.12	0.95	0.15	0.20	1.85	0.29
—Diluted	2.12	0.93	0.14	0.20	1.81	0.28

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.11	0.44	0.07	0.25	0.82	0.12
—Diluted	0.11	0.44	0.07	0.25	0.81	0.13

Adjusted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	2.23	1.39	0.22	0.45	2.67	0.41
—Diluted	2.23	1.37	0.21	0.45	2.62	0.41

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Three months ended			Six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	9,133,566	1,001,317	155,086	5,044,465	3,474,372	538,110
Net cash provided by/(used in) investing activities	2,751,829	1,117,225	173,036	(2,424,534)	(10,396,836)	(1,610,265)
Net cash provided by/(used in) financing activities	329,069	(12,199)	(1,890)	(569,320)	(943,174)	(146,079)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(14,448)	(503,955)	(78,054)	116,944	(305,354)	(47,292)
Net increase/(decrease) in cash and cash equivalents and restricted cash	12,200,016	1,602,388	248,178	2,167,555	(8,170,992)	(1,265,526)
Cash, cash equivalents and restricted cash at the beginning of the period	21,898,115	39,764,095	6,158,674	31,930,576	49,537,475	7,672,378
Cash, cash equivalents and restricted cash at the end of the period	34,098,131	41,366,483	6,406,852	34,098,131	41,366,483	6,406,852

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	Three months ended			Six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	9,179,869	9,628,335	1,491,239	12,555,201	19,824,630	3,070,444
Less: Commission and compensation	(4,881,915)	(5,646,746)	(874,570)	(7,708,636)	(11,763,191)	(1,821,886)
Contribution	4,297,954	3,981,589	616,669	4,846,565	8,061,439	1,248,558

New home transaction services
Net revenues	10,523,977	13,885,811	2,150,638	13,976,712	23,814,158	3,688,343
Less: Commission and compensation	(7,649,993)	(11,300,400)	(1,750,209)	(10,473,121)	(19,306,429)	(2,990,185)
Contribution	2,873,984	2,585,411	400,429	3,503,591	4,507,729	698,158

Emerging and other services
Net revenues	437,813	659,383	102,125	729,505	1,231,790	190,780
Less: Commission and compensation	(61,310)	(117,647)	(18,221)	(106,514)	(224,264)	(34,735)
Contribution	376,503	541,736	83,904	622,991	1,007,526	156,045